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                                                                  EXHIBIT 4(d)

                            LAYNE CHRISTENSEN COMPANY
                      DISTRICT INCENTIVE COMPENSATION PLAN

                       REVISED EFFECTIVE FEBRUARY 1, 2003

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SECTION I. DEFINITIONS.

         In addition to the terms defined elsewhere throughout this Plan (as defined in Section II below), the following terms shall have the following meanings:

         "Average Assets" for a certain District shall mean that District's prior twelve (12) month average assets ending with the last month of the fiscal year for which the calculation is being performed.

         "Committee" shall mean the administrative committee of this Plan (as defined in Section II below).

         "Company" shall mean Layne Christensen Company.

         "District" shall mean a separate profit center of the Company as determined from the Company's internal financial records; provided, however, that the Committee shall have the authority in its discretion to group one or more profit centers into one "district" for purposes of this Plan.

         "EBIT" shall mean earnings before interest and taxes.

         "EBIT Benchmark" shall mean the performance benchmark assigned to a certain District and based on that District's EBIT.

         "Expense Factor" shall mean the percentage relationship on a consolidated basis between the total of all Company field, selling, and general and administrative expenses and total Company revenue.

         "EPS" shall mean basic earnings per share as reflected in the Company's consolidated financial statements (net of extraordinary gains and losses as determined by the Committee in its sole discretion).

         "IGS Allocated Expenses" shall mean the Expense Factor multiplied by the IGS Revenue for a certain IGS Project.

         "IGS Job Margin" shall mean the total job margin recognized in a fiscal year from a certain IGS Project, less any job margin recognized by the Subject District for a job that is included as a component of such IGS Project.

         "IGS Profit" shall mean the IGS Job Margin for a certain IGS Project minus the IGS Allocated Expenses for such project; provided, however, if the IGS Profit is less than zero, then the IGS Profit shall be deemed to equal zero for the purposes of this Plan and the calculations to be made hereunder.

         "IGS Project" shall mean an integrated groundwater service project that includes either (i) the design or construction of water supply systems which include one or more of the following elements: (a) a water treatment plant, (b) a Ranney collector well, (c) a Bridgewater manufactured product, (d) a hydrological study or (e) Bridgewater Construction Management; or (ii) the design or construction of water well fields which will allow the Company to supply water over an extended period




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of time; provided, however, notwithstanding the foregoing definition, the
Committee shall have full power, in its sole discretion, to determine whether or not any project constitutes an IGS Project for the purposes of this Plan.

         "IGS Revenue" shall mean the total revenue recognized in a fiscal year from a certain IGS Project, less any revenue recognized by the Subject District for a job that is included as a component of such IGS Project.

         "Pool" shall mean the bonus pool established for each District for each fiscal year.

         "Return on Assets" for a certain District shall mean that District's EBIT for a certain fiscal year divided by Average Assets for such fiscal year.

         "Return on Sales" for a certain District shall mean that District's EBIT for a certain fiscal year divided by that District's revenue for such fiscal year.

         "Revenue Benchmark" shall mean the performance benchmark assigned to a certain District and based on that District's revenue.

         "Subject District" shall mean the District for whom the Pool is being calculated.

SECTION II. PURPOSE OF THE PLAN.

         The Company desires to effect a program of making awards as soon as practicable after the end of each fiscal year, as provided below, to certain employees of the Company and its subsidiaries, Christensen Boyles Corporation, Boyles Bros. Drilling Company and Layne Christensen Canada Limited, who during such fiscal year, in the judgment of the Committee have significantly contributed to the achievement of certain objectives of the Company and of the District within the Company in which such employees perform services. The purpose of this program is to provide additional incentive for the eligible employees to promote the best interests and most profitable operation of the Company.

         This program shall be known as the "Layne Christensen Company District Incentive Compensation Plan" (hereinafter referred to as the "Plan"). This Plan amends and supersedes the Layne Christensen Company District Incentive Compensation Plan previously approved and adopted by the board of directors on August 3, 1999 and amended effective as of February 1, 2000. The existence of the Plan shall not be in lieu of or otherwise affect or be affected by any other compensation plan or arrangement of the Company.

SECTION III. ADMINISTRATION.

         The Plan shall be administered by the Committee. The Committee shall consist of at least three persons appointed by the Board of Directors of the Company. During the one-year period prior to the commencement of service of a Committee member on the Committee, such member shall not have participated in, and while serving and for one year after serving on the Committee, such member shall not be eligible for participation in, the Plan.

         The Committee shall have full power, in its sole discretion, to interpret, construe and administer the Plan and adopt rules and regulations relating to the Plan.

         Decisions made by the Committee in good faith and in the exercise of its powers and duties hereunder shall be binding upon all parties concerned. No member of the Committee shall be liable to anyone for any action taken or decision made in good faith pursuant to the power or discretion vested in such person under the Plan.


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SECTION IV. PARTICIPATION.

         All salaried, non-clerical employees, other than corporate general and administrative employees and Integrated Groundwater Services Division employees responsible for business development, shall be eligible for participation in the Plan (and shall hereinafter be referred to as "Participants").

         In addition to the Participants and at the discretion of the Administrative Committee, or the District/Branch Manager with the concurrence of the operating vice president responsible for the District, a portion of the award payable hereunder may be set aside for payment to employees who do not participate in any other Company bonus or incentive program.

SECTION V. CALCULATION OF BENCHMARKS.

         The incentive compensation of each Participant and the Pool for each District shall be calculated based on certain performance benchmarks. Each fiscal year, each District will be assigned a Revenue Benchmark and an EBIT Benchmark. The Revenue Benchmark and the EBIT Benchmark for each District for the 2001 fiscal year shall be as set forth on Schedule I attached to this Plan. The Committee shall have the authority to amend Schedule I at any time to increase or decrease the performance benchmarks, to add or remove Districts or otherwise as the Committee, in its sole discretion, deems necessary or advisable. For each fiscal year following the 2001 fiscal year, the Revenue Benchmark for each District shall be calculated by adding that District's Revenue Benchmark for the immediately preceding fiscal year to the amount of revenue credited to such District during such fiscal year and dividing the sum of those two numbers by two; provided, however, in no event shall the Revenue Benchmark for a fiscal year ever be less than the Revenue Benchmark for the immediately preceding fiscal year. For each fiscal year following the 2001 fiscal year, the EBIT Benchmark for each District shall be calculated by adding that District's EBIT Benchmark for the immediately preceding fiscal year to the amount of EBIT credited to such District during such fiscal year and dividing the sum of those two numbers by two; provided, however, in no event shall the EBIT Benchmark for a fiscal year ever be less than the EBIT Benchmark for the immediately preceding fiscal year.

SECTION VI. GENERATION OF BONUS POOLS.

         As soon as practical following the end of each fiscal year, a Pool shall be established for each District in an amount equal to $0.02 for each $1.00 of revenue generated during such fiscal year by such District that is over and above that District's Revenue Benchmark for such fiscal year, plus $0.22 for each $1.00 of such District's EBIT for such fiscal year that is over and above that District's EBIT Benchmark for such fiscal year. In addition, regardless of whether or not a District meets its Revenue Benchmark or its EBIT Benchmark during any fiscal year, (i) if a District has EBIT for any fiscal year that are greater than fifteen percent (15%) of such District's revenues for such fiscal year, then a contribution will be made to such District's Pool in an amount equal to one-quarter of one percent (0.25%) of such District's revenues for such fiscal year, and (ii) if a District has a Return on Assets during any fiscal year that is greater than fifty percent (50%), then a contribution will be made to such District's Pool in an amount equal to one quarter of one percent (0.25%) of such District's revenues for such fiscal year. For the purposes of calculating the revenue, EBIT, Return on Assets and Return on Sales of each District, other than the Bridgewater, Bridgewater Construction and GeoSciences Districts, fifty percent (50%) of the IGS Revenue and fifty percent (50%) of the IGS Profit from any IGS Project performed in a District's geographic territory (as determined by the Committee in its sole discretion) shall be added to the financial results of such District upon the last to occur of (i) completion of such IGS Project and (ii) recognition of the IGS Revenue and/or IGS Profit for such IGS Project in the Company's financial results.

         Notwithstanding the foregoing, (i) the Committee shall have the option, at its sole discretion, of eliminating part or all of the incentive compensation awards which otherwise could be



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made under this Plan in any given fiscal year in which the Company's EPS is negative for such fiscal year; (ii) no incentive compensation awards shall be made to a District's Participants in any given fiscal year if that District's Return on Sales is less than eight percent (8%) for such fiscal year; and (iii) the Committee shall have the option, at its sole discretion, of eliminating part or all of any project with revenues over $5 million performed by a District during any given fiscal year from the calculation of that District's revenues, EBIT, Return on Sales or Return on Assets for such fiscal year and electing to provide incentive compensation with respect to such projects, if any, separately from this Plan on a project by project basis.

SECTION VII. DETERMINATION OF AMOUNT OF AWARD.

         The amount of incentive award to be granted from the Pool to all General, District and Branch Managers shall be determined by the operating vice president responsible for that District with the concurrence of the Company President. The amount of the incentive award to be granted from the Pool to all other Participants shall be determined by the General, District and/or Branch Managers with the concurrence of the operating vice president responsible for that District. The amount of the individual awards shall be discretionary, in the sole judgment of those making the awards, based upon the individual's performance for that fiscal year, provided, however, that in no event shall the amount of any Participant's award exceed 100% of that Participant's annual regular salary as of the first day of that fiscal year.

SECTION VIII. TYPE OF AWARD.

         The incentive compensation award will be paid in cash, restricted or unrestricted common stock of the Company, or a combination of any of the foregoing as determined by the Board of Directors of the Company or the Compensation Committee thereof.

SECTION IX. TERMINATION OF EMPLOYMENT.

         In the event a Participant voluntarily terminates his or her employment with the Company at any time prior to the close of the fiscal year, the Participant will not be eligible for any award otherwise payable for the fiscal year.

         In the event a Participant is involuntarily terminated (without cause) prior to the close of the fiscal year, the Participant will be considered for receipt of the award he or she would have otherwise received (as determined by the Committee in its sole discretion) and, if awarded, prorated to reflect the length of the Participant's service during the relevant fiscal year. The Committee will take into consideration the circumstances of the termination in determining the propriety and amount of the award. The Company's payment of severance or post-employment salary support to a Participant will not be considered part of the Participant's annual regular salary for purposes of the Plan.

SECTION X. MISCELLANEOUS.

         There shall be deducted from each cash payment made under the Plan the amount of any tax requested by any governmental authority to be withheld by the Company with respect to such payment. A Participant receiving stock hereunder shall have deducted by the Company from the award the amount of any taxes which the Company is required by any governmental authority to withhold with respect to such stock prior to calculation of the number of shares of stock to be awarded.

         Nothing in the Plan shall be construed to give any person any benefit, right or interest except as expressly provided herein, and nothing in the Plan shall be construed as establishing any right of continued employment by the Company.

         A Participant's rights and interests under the Plan may not be assigned or transferred. In the case of a Participant's death prior to payment of a Participant's award, payment in an amount equal to


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what the Participant would have otherwise received had he or she been employed on the last day of the fiscal year (as determined by the Committee in its sole discretion), prorated to reflect the length of the Participant's service during the relevant fiscal year, shall be made to the personal representatives of the Participant's estate or such other person or persons as the Committee deems appropriate.

         The Board of Directors of the Company, or the Compensation Committee thereof, may discontinue the Plan, in whole or in part, at any time, or may, from time to time, amend the Plan in any respect that such Board (or Committee) may deem advisable. In the event the Plan is terminated, no further payments will be made under the Plan.

SECTION XI. EFFECTIVE DATE.

         The Plan, as amended, shall be effective as of February 1, 2003.




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